High Roller Technologies, Inc.
400 South 4th Street, Suite 500-#390
Las Vegas, Nevada 89101
(702) 509-524

By Electronic Mail Only

June 18, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549
Attention: Jenna Hough

Re: High Roller Technologies, Inc.

Amendment No. 5 to Registration Statement on Form S-1
Submitted June 10, 2024
File No. 333-276176

Dear Ms. Hough:

High Roller Technologies, Inc. (the “Company,” “we,” “us” or “our”) hereby submits this letter in response to comments from staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in its letter dated June 17, 2024 (the “Comment Letter”), relating to Amendment No. 5 to Registration Statement on Form S-1, File No. 333-276176, filed with the Commission on June 10, 2024. We are concurrently submitting via EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”).

For your convenience, the paragraphs below include the captions used in the Comment Letter. Immediately following each comment is our response to that comment, including a page reference to the location of any changes made in Amendment No. 6 in response to the Staff’s comments. Defined terms used but not otherwise defined herein have the meanings ascribed to those terms in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form S-1

Summary Consolidated Financial Data, page 7

1.	Please tell us why your pro forma total liabilities decreased by $1,209,946 from your actual total liabilities at March 31, 2024. In addition, it appears your total assets does not equal your total liabilities and stockholder’s equity. Please clarify or revise.

RESPONSE: The Company inadvertently excluded pro forma non-current liabilities of $966,473 at March 31, 2024. We have revised pro forma total liabilities at March 31, 2024 to $10,962,733. As a result of this update, pro forma total liabilities decreased by $243,473, rather than by $1,209,946, from actual total liabilities at March 31, 2024, which reflects accrued offering costs at March 31, 2024 that were included in current liabilities at such date and were assumed paid on the closing date of the public offering, see item <B> in the detailed reconciliation attachment attached hereto. Additional disclosure has also been added on page 7 of the Registration Statement.

Division of Corporation Finance

United States Securities and Exchange Commission

June 18, 2024

Capitalization, page 40

2.

We note your cash and cash equivalents of $1,435,043 and restricted cash of $1,973,253 at March 31, 2024 plus your expected proceeds of $11,420,000 as disclosed on page 39 appears to be inconsistent with the pro forma cash and cash equivalents, and restricted cash of $15,439,695 disclosed here and on page 7. Please clarify or revise.

RESPONSE: A detailed reconciliation of pro forma cash and cash equivalents, and restricted cash at March 31, 2024 is presented in the attachment to this response letter. Each number shown in the attachment cross-references to a specific amount in the interim unaudited consolidated financial statements or footnotes at March 31, 2024, or elsewhere in Amendment No. 6, or is a calculated amount. The Company notes that the amount not previously highlighted in Amendment No. 5 of $611,399 represents deferred offering costs incurred and paid through the March 31, 2024 interim unaudited consolidated balance sheet date and is a subset of the total projected offering costs of $1,000,000, therefore the pro forma cash is adjusted by the amounts accrued and not paid of $243,473 and the estimated future offering cost not included on the balance sheet of $145,128, see item     in the detailed reconciliation attachment attached hereto. The amount in the detailed reconciliation attached hereto reconciles actual and pro forma cash and cash equivalents, and restricted cash at March 31, 2024 in Amendment No. 6. Additional disclosure has also been added on page 7 of the Registration Statement.

We thank the Staff in advance for its review of the foregoing and of Amendment No. 6. If you have further comments, we ask that you forward them by electronic mail to our counsel, Aaron A. Grunfeld Esq., at agrunfeld@grunfeldlaw.com or by telephone at (310) 788-7577.

Very truly yours,

/s/ Ben Clemes
Chief Executive Officer

Division of Corporation Finance

United States Securities and Exchange Commission

June 18, 2024

Attachment to response to Comment Letter from Commission dated June 17, 2024

Reconciliation of Pro Forma Cash and Cash Equivalents, and Restricted Cash
31-Mar-24

Gross proceeds	$13,500,000	Ties to S-1
Less:
Underwriting discounts and commissions (7%)	(945,000)	Ties to S-1
Non-accountable expense allowance (1%)	(135,000)	Ties to S-1
	12,420,000	Recalculated
Other offering costs payable by the Company	(1,000,000)	Ties to Part II of the S-1 page II-1, <D>
	11,420,000	Recalculated
Add Back:
Deferred offering costs paid as of March 31, 2024	611,399	<A>
Net proceeds from offering after considering deferred offering costs paid as of March 31, 2024	12,031,399	Recalculated
Actual cash and cash equivalents, and restricted cash as of March 31, 2024	3,408,296	Ties to Balance Sheet in S-1
	$15,439,695	Ties to Pro Forma Cash in S-1

Reconciliation of Other Offering Costs Payable by the Company

Deferred offering costs paid as of March 31, 2024	611,399	<A>
Deferred offering costs accrued and not paid as of March 31, 2024	243,473	<B>
Estimated future offering costs subsequest to March 31, 2024	145,128
Total estimated offering costs	1,000,000	<D>